UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SIGNING AGREEMENT ON CARGO TRANSPORT POOL SYSTEM WITH
TRANSCONTAINER OAO

Moscow, Russia – April 23, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing an agreement on creating a pool system for transporting cargo with the Russia’s leading intermodal container operator, JSC TransContainer.
The agreement was signed on the sidelines of the 19th Moscow International
Transport & Logistics Exhibition and Conference “TransRussia”. According to the
document, TransContainer will handle multimodal transportation of Mechel’s cargo of various types in containers. The annual turnover of cargo will amount to over
5,000 twenty-foot container units.
Currently TransContainer ensures monthly transportation of some 400-450 twenty-foot containers with Mechel’s industrial facilities’ cargo to the company’s partners in Russia and abroad.
“TransContainer considers Mechel Group a reliable partner. With the signing of this agreement, our cooperation will become systematic and, I imagine, long-term as well. The geography of our work covers not only Russia but also CIS member states and Asia Pacific countries. We have the requisite experience and resources to offer Mechel high-quality service in container transportation,”
TransContainer’s Chief Executive Officer Petr Baskakov commented.
 “This new format of cooperation with JSC TransContainer will certainly enable us to streamline the Group’s container transport system. Moreover, we will be able to improve the quality of logistics on our geographic routes for Mechel’s enterprises, thus bringing down transport costs,” Mecheltrans OOO’s Managing
Director Sergei Kulakov said.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

Note for editors:

TransContainer is Russia’s leading container transportation and logistics company, with 46 terminals in all of Russia’s cargo formation centers, as well as 18 railway terminals in Kazakhstan (through its subsidiary Kedentransservice
AO, Kazakhstan’s leading private railway terminal network operator) and the
Dobra container terminal on the Ukrainian-Slovakian border. The company’s sales network includes over 140 offices in Russia, with a presence in the CIS member states, Europe and Asia. TransContainer is also the owner of the largest park of specialized rolling stock in Russia, the CIS and the Baltics, with over 26,000 railcars and over 62,000 ISO containers.
Russian Railways OAO owns 50% plus two shares of TransContainer OAO, with 24.1%
owned by FESCO Transport Group, 9.25% by European Bank of Reconstruction and
Development, Transfingroup Asset Management (manager of pension assets of
Blagosostoyanie Non-State Pension Fund) – 8.6%.
***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 23, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO